Reliance Global Group, Inc.

300 Blvd. of the Americas, Suite 105

Lakewood, NJ 08701

Phone: 732-780-4647

June 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Robert Arzonetti
Todd Schiffman

Re:	Reliance Global Group, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-284218

Ladies and Gentlemen:

On January 10, 2025, Reliance Global Group, Inc. (the “Registrant”) initially filed a Registration Statement on Form S-1 (File No. 333-284218, as amended on April 9, 2025 and May 6, 2025 on Form S-1/A, together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof.

The Registrant has determined not to pursue, at this time, the public offering to which the Registration Statement relates. The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

Should you have any questions regarding this request, please do not hesitate to contact the Registrant’s U.S. Securities Counsel, Zarif Law Group P.C., Attn: Morris C. Zarif at (917) 232-6547.

Sincerely,

Reliance Global Group, Inc.

By:	/s/ Ezra Beyman
Name:	Ezra Beyman
Title:	Chief Executive Officer